Tenet Contributes to Record-Setting Singles' Day, Generates $7.8M in Revenue During Event

Toronto, Ontario--(Newsfile Corp. - December 3, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today published the results of its operations related to this year's Singles' Day shopping event.

It was thought by some that this year's event would be muted due to several mitigating factors, but Singles' Day once again more than lived up to its reputation of being the biggest shopping event in the world. According to CNBC, online retail giants Alibaba and JD.com combined to rack up USD$139B (about CAD$177B) in sales, helping to set yet another record for the event. Following the same formula it used during the 618 Shopping Festival ("618") held in June, Tenet worked with retailers and distributors supplying products on those platforms to ensure that they would have the cash flow flexibility they needed to keep up with demand. Doing so was Tenet's way of contributing to the success of the event. However small that contribution might have been to this year's record sales numbers, it did allow Tenet to generate approximately CAD$7.8M during the event, making the Company's Singles' Day debut just as successful as its 618 debut earlier this year.

Tenet's Singles' Day revenue haul puts the Company on pace to meet or exceed its revenue forecast for 2021. The Company will now focus its attention on the upcoming Double Twelve ("12/12"), aka Couples' Day shopping event. 12/12, which takes place every year on December 12, was originally created as a way for smaller retailers who might have missed out on Singles' Day to have their own special event. The event has quickly become China's third largest shopping extravaganza and has been dubbed China's "Black Friday" because of the deep discounts offered to consumers. This year will mark Tenet's first participation in the event, which will provide the Company with an opportunity to work with and introduce its services to new retailers and distributors.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/106422